Special Cautionary Notice Regarding Forward-Looking Statements

During the course of this presentation, management may make projections and forward-looking statements regarding events or the future financial performance of Mid Penn Bancorp, Inc. We wish to caution you that these forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause Mid Penn Bancorp, Inc.'s actual results to differ materially from the anticipated results expressed in these forward-looking statements. Such factors include the possibility that anticipated cost savings may not be realized, estimated synergies may not occur, increased demand or prices for Mid Penn Bancorp, Inc.'s financial services and products may not occur, changing economic and competitive conditions, technological developments and other risks and uncertainties. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of Mid Penn Bancorp, Inc.'s business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; inability to achieve merger-related synergies; interest rate movements; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. When we use words such as "believes", expects", "anticipates", or similar expressions, we are making forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements and are also advised to review the risk factors that may affect operating results in documents filed by Mid Penn Bancorp, Inc. with the Securities and Exchange Commission, including the Quarterly Report on Form 10-Q, the Annual Report on Form 10-K, and other required filings. Mid Penn Bancorp, Inc. assumes no duty to update the forward-looking statements made in this presentation.

Mid Penn Bancorp Operating Performance 2012 vs. 2011

(In 000's)

	2012	2011	$ Difference	%
Net Income	$ 4,437	$ 4,029	$ 408	10%
INCOME SOURCES				
Net Interest Income	$ 23,241	$ 22,023	$ 1,218	6%
Noninterest Income	$ 3,683	$ 2,996	$ 687	23%
TOTAL INCOME SOURCES	$ 26,924	$ 25,019	$1,905	8%

Mid Penn Bancorp Operating Performance 2012 vs. 2011

(In 000's)

	2012	2011	$ Difference	%
EXPENSE ITEMS				
Provision for Loan Loss	$ 1,036	$ 1,205	$ (169)	(14%)
FDIC Premium	$ 1,034	$ 1,057	$ (23)	(2%)
Noninterest Expenses (Net of FDIC Premium)	$ 18,659	$ 16,991	$ 1,668	10%
TOTAL EXPENSE ITEMS	$ 20,729	$ 19,253	$ 1,476	8%


Loans Outstanding
490,000
480,000
470,000
460,000
450,000
440,000
430,000
420,000
410,000
400,000
480,385
482,717
484,220
467,735
434,643
Average Annual
Increase: 6%
2008
2009
2010
2011
2012


Loan Mix
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
(Dollars in Thousands)
2008
2009
2010
2011
2012
Commercial RE
Commercial & Industrial
Residential RE
Consumer



Gross Loan Growth: Mid Penn Bank vs. Pennsylvania Banks
(All Commercial Banks in PA with Assets of $100M to $1B)
26,000,000
25,500,000
25,000,000
24,500,000
24,000,000
23,500,000
23,000,000
600,000
500,000
400,000
300,000
200,000
100,000
-
($'s in Thousands)
2004
2005
2006
2007
2008
2009
2010
2011
2012
PA
MPB
Source: FDIC.gov
Statistics on Banking


Mid Penn Bank:
Yield on Loans
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
5.80%
5.60%
5.40%
5.20%
5.00%
6.78%
5.91%
5.88%
5.98%
5.70%
2008
2009
2010
2011
2012


Non-Performing Assets
(Dollars in Thousands)
25,000
20,000
15,000
10,000
5,000
-
5,680
15,904
20,147
13,302
13,100
2008
2009
2010
2011
2012

Provision for Loan Loss



(Dollars in Thousands)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
9,520
2,635
1,230
1,205
1,036
2008
2009
2010
2011
2012


Total Deposits
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
436,824
500,015
554,982
634,055
625,461
Average Annual Increase: 14%
2008
2009
2010
2011
2012


Deposit Mix
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
(Dollars in Thousands)
2008
2009
2010
2011
2012
DDA
Money Market
Savings
Time


Deposit Market Share:
Harrisburg-Carlisle Area
4.80%
4.60%
4.40%
4.20%
4.00%
3.80%
3.60%
4.14%
3.99%
4.30%
4.60%
4.70%
2008
2009
2010
2011
2012

2007 NORTHERN REGION TOTALS

2012 NORTHERN REGION TOTALS


47%
53%
41%
59%
MID PENN BANK
COMPETITION


Cost of Funds
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2008
2009
2010
2011
2012
4.09%
3.85%
4.01%
4.18%
4.13%
3.35%
2.81%
2.08%
1.68%
1.20%
3.18%
2.72%
1.95%
1.57%
1.07%
Cost of Deposits
Cost of Borrowing
Cost of Funds


Yield on Loans vs. Cost of Funds
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
6.78%
5.91%
5.88%
5.98%
5.70%
3.35%
2.81%
2.08%
1.68%
1.20%
2008
2009
2010
2011
2012
Yield on Loans
Cost of Funds


FDIC Insurance
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
1,163,000
897,000
1,057,000
1,034,000
116,000
2008
2009
2010
2011
2012

Compensation Expense



Compensation Expense
$9,000,000
$8,500,000
$8,000,000
$7,500,000
$7,000,000
$6,500,000
$6,000,000
$5,500,000
$5,000,000
Average Annual
Increase: 10%
6,157,197
6,749,113
7,278,143
7,900,542
8,711,581
2008
2009
2010
2011
2012



Selected Departments:
Yearly Salaries
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
2008
2009
2010
2011
2012
Credit Administration
Compliance
Cash Management



Medical Benefits Expense
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Average Annual
Increase: 19%
591,658
673,325
735,268
864,397
1,048,030
2008
2009
2010
2011
2012


Loan Workout Expenses
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
405,000
297,000
700,000
440,000
718,000
2008
2009
2010
2011
2012

Total Non-Interest Income



3,900,000
3,700,000
3,500,000
3,300,000
3,100,000
2,900,000
2,700,000
2,500,000
3,682,000
3,656,000
3,414,000
2,996,000
3,683,000
2008
2009
2010
2011
2012



Net NSF
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
1,396,000
1,295,000
984,000
558,000
444,000
2008
2009
2010
2011
2012


Merchant Services Income
300,000
250,000
200,000
150,000
100,000
50,000
-
Average Annual
Increase: 106%
49,000
88,000
141,000
165,000
256,000
2008
2009
2010
2011
2012


Mortgage Banking Income
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
78,000
124,000
423,000
390,000
675,000
2008
2009
2010
2011
2012

Income from Trust and Wealth Management


700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
488,000
416,000
431,000
539,000
575,000
2008
2009
2010
2011
2012



Total Shareholders Equity
(Dollars in Thousands)
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
37,361
35,272
(Special Dividend)
36,861
39,085
40,444
(CPP)
50,890
46,704
(Loss)
48,201
53,452
52,220
(CPP
Payback)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

CAPITAL RATIOS

	Regulatory Limits "Well Capitalized"	MPB 12/31/08	MPB 12/31/09	MPB 12/31/10	MPB 12/31/11	MPB 12/31/12
TRBC	10.0%	10.5%	10.4%	11.5%	11.6%	11.1%
Tier 1	6.0%	9.3%	9.2%	10.2%	10.4%	10.0%
Leverage	5.0%	7.2%	7.4%	7.4%	7.1%	6.9%